UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number 001-37542

CRH MEDICAL CORPORATION
(Translation of registrant’s name into English)

578 - 999 Canada Place, World Trade Center Vancouver, British Columbia, Canada V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit	Description

99.1
Amended and Restated Credit Agreement, dated as of June 15, 2016, between CRH Medical Corporation, as borrower, certain affiliates of CRH Medical Corporation, as guarantors, the lenders from time to time party thereto and The Bank of Nova Scotia, as Administrative Agent, Lead Arranger and Sole Bookrunner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH MEDICAL CORPORATION
(Registrant)

Date:	January 6, 2017	By:	/s/ Richard Bear
			Name:	Richard Bear
			Title:	Chief Financial Officer